Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

May 23, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Registration Statement on Form S-1

       Filed March 12, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 9, 2018 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 12, 2018.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

The company’s response: We respectfully disagree that activities that the registrant has undertaken in the furtherance of its planned business can be classified as nominal operations. We do not believe that the registrant is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Based on our representations and the disclosure in the registration statement, management is of the opinion that the registrant would not be deemed as a shell company, for the following reasons:

1. Since inception, the registrant’s management has devoted a significant amount of time to the development of the business plan, research into the potential market, raising of capital, finding its supplier and customers.

2. Since inception, the registrant has actively pursued its business plan, which is inconsistent with the business plan of a shell company. As described in the registration statement, the registrant intends to commence operations in the distribution of air infiltration valves from China to the markets of Europe and Commonwealth of Independent States (CIS) countries. The registrant does not intend to solely engage in any activities, which would be consistent with the business plan of a shell company.

3. Our Sole officer and director has specific background experience in our line of business as stated in the S-1.

4. In furtherance of the planned business, we are in the process of negotiating agreements with potential suppliers and plan to conclude an agreement within one month.

5. While our assets and operations are not yet large in size, they are more than “nominal.” The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

Summary of Prospectus, page 5

2. Please disclose here that your auditor has raised substantial doubt about your ability to continue as a going concern.

The company’s response: We have disclosed in the Summary of Prospectus that our auditor has raised substantial doubt about your ability to continue as a going concern.

Procedures and Requirements for Subscription, page 13

3. Please disclose the timing of acceptance or rejection of subscription agreement and return of funds for rejected subscriptions.

The company’s response: We have disclosed the timing of acceptance or rejection of subscription agreement and return of funds for rejected subscriptions.

Description of Business, page 13

4. We note your risk factor disclosure on page 7 that various factors may affect the delivery of your “drywall steel studs.” Drywall steel studs appear unrelated to your business. Please revise or advise.

The company’s response: We have revised to delete this typo.

Government and Industry Regulation, page 16

5. We note that you are a Nevada corporation that plans to operate in China. Please provide a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.

The company’s response: We have added a discussion on the effect of existing or probable governmental regulations on your business as a foreign company doing business in China.

Management’s Discussion and Analysis and Plan of Operation, page 18

6. We note your disclosure that Mr. Cai has verbally agreed to advance the company funds to complete the registration process. Please file a written description this verbal agreement as an exhibit to the registration statement. Please see Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

The company’s response: We have filed a written description this verbal agreement as an exhibit to the registration statement.

Item 16. Exhibits, page 33

7. Please file your counsel’s legal opinion and consent as an exhibit. See Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

The company’s response: We have filed our counsel’s legal opinion and consent as an exhibit.

8. Please file your form of subscription agreement as an exhibit. See item 601(b)(10) of Regulation S-K.

The company’s response: We have filed our form of subscription agreement as an exhibit.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President